Exhibit 12.1

NSTAR Electric Company

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended September 30, 2008

(in thousands)

Net income from continuing operations	$222,256
Less: equity income from investees	1,391
Plus: distributed income of equity investees	980
Income taxes	140,998
Fixed charges (including securitization certificates)	105,588
Total	$468,431

Interest expense (1)	$98,562
Interest component of rentals (estimated as one-third of rental expense)	7,026
Total	$105,588

Ratio of earnings to fixed charges	4.44

(1)  Interest income, net recorded under FIN 48 is excluded from interest expense for purposes of this ratio.

Exhibit 12.2

NSTAR Electric Company

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

Twelve Months Ended September 30, 2008

(in thousands)

Net income from continuing operations (before preferred stock dividend)	$222,256
Less: equity income from investees	1,391
Plus: distributed income of equity investees	980
Income taxes	140,998
Fixed charges (including securitization certificates)	105,588
Total	$468,431

Interest expense (1)	$98,562
Interest component of rentals (estimated as one-third of rental expense)	7,026
Subtotal	105,588
Preferred stock dividend requirements	3,203
Total	$108,791

Ratio of earnings to fixed charges and preferred stock dividend requirements	4.31

(1)  Interest income, net recorded under FIN 48 is excluded from interest expense for purposes of this ratio.